Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION

OF RATIOS OF EARNINGS TO FIXED CHARGES

(In Millions)

	Nine Months Ended
	Sept. 25, 2004	Sept. 27, 2003
Income before taxes	$7,390	$4,862

Add fixed charges	74	77

Income before taxes and fixed charges	$7,464	$4,939

Fixed charges:
Interest	$46	$44
Estimated interest component of rental expense	28	33

Total	$74	$77

Ratio of earnings before taxes and fixed charges, to fixed charges	101	64

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